Exhibit 99.3

UNAUDITED COMBINED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2015

On April 9, 2015, Rosetta Genomics Inc. (“Rosetta” or the “Company“), a wholly-owned subsidiary of Rosetta Genomics, Ltd., entered into a Stock Purchase Agreement (the "SPA") pursuant to which it agreed to acquire CynoGen, Inc. (“CynoGen”) from Prelude Corporation, a Fjord Ventures portfolio company. CynoGen is a rapidly growing molecular diagnostics and services company serving community-based pathologists, urologists, oncologists and other reference laboratories across the U.S. On April 13, 2015, the Company closed the transaction (the “Acquisition”).

Under the SPA the total consideration was comprised of a cash payment of $2 million, issuance of 500,000 of the Company’s ordinary shares at closing, valued at $3.12 per share or $1.56 million, and the provision of certain assets and services to be provided by Rosetta to Prelude Corporation. Prelude Corporation has since accepted 120,000 of our ordinary shares in lieu of the above mentioned provision for certain assets and services. The aggregate fair value of the total 620,000 ordinary shares issued amounted to approximately $1.95 million.

The following unaudited combined pro forma condensed consolidated Statements of Operations for the six month period ended June 30, 2015, give effect to the Acquisition as if it had been completed on January 1, 2014. For the purposes of the pro forma Statements of Operations, the Company has assumed that it had sufficient cash to make the Acquisition.

The pro forma information has been prepared by management of the Company and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

The pro forma information should be read in conjunction with the financial statements and notes thereto of CynoGen and the Company’s financial statements and notes thereto, including: (i) the Company’s audited consolidated financial statements contained in its Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 16, 2015; (ii) the Company’s unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2014, filed as Exhibit 99.1 to the Report on Form 6-K filed with the SEC on July 8, 2015; (iii) CynoGen’s audited financial statements for the year ended December 31, 2014, filed as Exhibit 99.2 to the Report on Form 6-K filed with the SEC on July 8, 2015; (iv) the Company’s unaudited condensed interim consolidated financial statements for the six months ended June 30, 2015, filed as Exhibit 99.1 to the Report on Form 6-K filed with the SEC on October 26, 2015; and (v) CynoGen’s unaudited financial statements for the three months ended March 31, 2015, filed as Exhibit 99.2 to the Report on Form 6-K filed with the SEC on October 26, 2015.

The unaudited combined pro forma condensed consolidated Statements of Operations do not give effect to planned synergies and/or cost savings related to the Acquisition.

Unaudited Combined Pro-Forma Condensed Statement of Operations for the Six-Month Period Ended June 30, 2015

U.S. dollars in thousands (except share and per share data)

	Rosetta Genomics (A)	CynoGen (B)	Pro forma adjustments		Pro forma combined

Revenues	$691	$3,490	-		$4,181

Cost of revenues	493	3,813	-		4,306

Gross profit (loss)	198	(323)	-		(125)

Operating expenses:
Research and development, net	1,361	-	-		1,361
Selling, General and Administrative	6,644	2,997	(347)	C	9,294
Gain from bargain purchase related to acquisition of CynoGen, Inc.	(2,352)	-	2,352	D	-

Total operating expenses	5,653	2,997	2,005		10,655

Operating loss	5,455	3,320	2,005		10,780

Financial expenses (income), net	(61)	22	-		(39)

Loss before taxes on income	5,394	3,342	2,005		10,741

Tax expenses	10	-	-		10

Net loss	$5,404	$3,342	2,005		$10,751

Basic and diluted net loss per Ordinary Share from continuing operations	$0.40			E	$0.77
Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share	13,598,198			E	13,882,729

A.	Reflects Rosetta Genomics' unaudited consolidated statement of operations for the six months period ended June 30, 2015 (without giving effect to the acquisition of CynoGen on April 13, 2015)

B.	Reflects CynoGen’s unaudited statement of operations for the six months period ended June 30, 2015

C.	To eliminate the transaction costs paid for the acquisition of CynoGen

D.	To eliminate the gain from bargain purchase related to the acquisition of CynoGen

E.	To reflect the issuance of shares as part of the acquisition